Invesco

FXS Invesco CurrencyShares Swedish Krona Trust

As of June 30, 2018

Fund Description

The Invesco CurrencyShares® Swedish Krona Trust (the "trust") is designed to track the price of the Swedish krona, and trades under the ticker symbol FXS. The Swedish krona is the national currency of Sweden and the currency of the accounts of the Swedish central bank, the Riksbank. The Swedish krona is referred to as the "krona" and the plural is "kronor." It is locally abbreviated as kr and is sometimes informally referred to as the "Swedish crown." The Fund is rebalanced quarterly.

Fund Data

Fund Symbol	FXS
Share Price	$105.44
NAV Price	$105.53
Total Expense Ratio	0.40%
CUSIP	46138V109
Listing Exchange	NYSE Arca

Growth of $10,000



$20k
$10k
$0
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
WM/Reuters Swedish Krona Closing Spot Rate*
$6,762
CurrencyShares Swedish Krona Trust
$6,628

Data beginning 10 years prior to the ending date of June 30, 2018. Fund performance shown at NAV.

Fund Performance & Index History (%)

	YTD	1 year	3 year	5 year	10 year	Fund Inception
Benchmark Index						
WM/Reuters Swedish Krona Closing Spot Rate	-8.48	-5.72	-2.48	-5.48	-	-
Fund						
NAV	-9.23	-7.27	-3.96	-6.44	-4.03	-1.41
Market Price	-9.25	-7.38	-4.03	-6.58	-4.04	-1.41

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. See invesco.com for the most recent month-end performance numbers. Fund performance reflects applicable fee waivers, absent which the performance data quoted would have been lower. Returns less than one year are cumulative. The net asset value (NAV) and market close performance may differ from one another. A major reason for the difference is that timing discrepancies can exist between the NAV, which is calculated using the WM/Reuters closing spot rate, and the market close, which is calculated using closing price (last trade). Market price returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times. As the result of a reorganization on April 6, 2018, the returns presented reflect performance of the Guggenheim predecessor fund. Invesco is not affiliated with Guggenheim.

Issuer Free Writing Prospectus dated August 17, 2018
Filed Pursuant to Rule 433
Registration No. 333-225505

Fund Inception: June 21, 2006

Index returns do not represent Fund returns. An investor cannot invest directly in an index.

WM/Reuters Swedish Krona Closing Spot Rate* performance prior to 11/13/2008 reflects the noon buying rate as determined by the Federal Reserve Bank of New York. From 11/13/2008 forward, the performance reflects that of the WM/Reuters Swedish Krona Closing Spot Rate AND IS NOT INTENDED FOR ANY THIRD PARTY USE.

The benchmark index does not charge management fees or brokerage expenses, and no such fees or expenses were deducted from the performance shown; nor does the benchmark index lend securities, and no revenues from securities lending were added to the performance shown. In addition, the results actual investors might have achieved would have differed from those shown because of differences in the timing, amounts of their investments, and fees and expenses associated with an investment in the Fund.

WM/Reuters closing spot rate is the exchange rate of the U.S. dollar and the applicable foreign currency as determined by WM/Reuters as of 4:00 p.m. London Time.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 50,000 Shares.

Invesco CurrencyShares Swedish Krona Trust

FXS

As of June 30, 2018

Top Fund Holdings (%)

	Weight
Swedish Krona	100.00

Annual Index History (%)

	WM/Reuters Swedish Krona Closing Spot Rate
2009	10.75
2010	6.21
2011	-1.93
2012	5.38
2013	1.29
2014	-17.96
2015	-7.14
2016	-7.20
2017	10.96
2018 YTD	-8.48

Potential Benefits

- Investors may wish to invest in the currency in order to take advantage of short-term tactical or long-term strategic opportunities.
- An investor who believes that the U.S. dollar is weakening relative to the currency may capitalize on the potential movement.
- An investor who believes that the currency is overvalued relative to the U.S. dollar may choose to sell CurrencyShares, including short sales, as permitted by the Securities and Exchange Commission (SEC).
- Investors are able to access the currency market through a traditional brokerage account and the shares trade daily on the NYSE Arca.

About risk

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the Shares relates directly to the value of the Swedish Krona held by the Trust. Fluctuations in the price of the Swedish Krona could materially and adversely affect the value of the Shares.

The USD/Swedish Krona exchange rate, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the performance of the Shares. Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels and trade deficits, changes in domestic and foreign interest rates, and investors' expectations concerning interest rates, currency exchange rates and global or regional political, economic or financial events and situations.

If interest earned by the Trust does not exceed the Trust's expenses, the Trustee will withdraw Swedish Krona from the Trust to pay these excess expenses, which will reduce the amount of Swedish Krona represented by each Share on an ongoing basis and may result in adverse tax consequences for Shareholders.

If the Trust incurs expenses in USD, the Trust would be required to sell Swedish Krona to pay these expenses. The sale of the Trust's Swedish Krona to pay expenses in USD at a time of low Swedish Krona prices could adversely affect the value of the Shares.

Substantial sales of Swedish Krona by the official sector could adversely affect an investment in the Shares.

The interest rate paid by the Depository, if any, may not be the best rate available. If the Sponsor determines that the interest rate is inadequate, then its sole recourse is to remove the Depository and terminate the Deposit Accounts.

The Fund is subject to certain other risks. Please see the current prospectus for more information regarding the risks associated with an investment in the Fund.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Shares in the Fund are not FDIC insured, may lose value and have no bank guarantee.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Trust's web site at invesco.com or the Trust will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Invesco Specialized Products, LLC is the sponsor/issuer and Invesco Distributors, Inc. is the distributor for the Trust. Both firms are indirect, wholly owned subsidiaries of Invesco Ltd.

The WM/Reuters closing spot rates are provided by The World Markets Company LBC (WM) in conjunction with Reuters and are used for certain currencies (the "rates") displayed herein. WM and Reuters shall not be liable for any errors in delays in providing or making available the WM/Reuters closing spot rates nor for any actions taken in reliance on the same. This information cannot be used, reproduced, distributed, redistributed, licensed in any way without a written agreement with WM.

The Bank of New York Mellon is the Trustee and JPMorgan Chase Bank, N.A., London Branch is the Depository for the Trust. Invesco is not affiliated with the Trust's Depository or Trustee.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Note: Not all products available through all firms or in all jurisdictions.

800 983 0903 invesco.com

P-FXS-PC-1 08/18